Exhibit 99.1

MISSION NEW ENERGY LIMITED (ACN: 117 065 719) Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 6313 3975 Fax: + 618 6270 6339 E-mail: invest@missionnewenergy.com

27th February 2015

Company Announcements Office

Australian Securities Exchange

Dear Sir/Madam,

Appendix 4D

Mission New Energy Limited’ Appendix 4D for the half year ended 31 December 2014 is attached.

For and on behalf of

MISSION NEW ENERGY LIMITED

Guy Burnett

Company Secretary

Half – Year Financial Report of

Mission New Energy Limited for the period

Ended 31 December 2014

ABN 63 117 065 719

This Half Year Financial Report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.2A.3

Current Reporting Period: 31 December 2014

Previous Corresponding Period: 31 December 2013

Source Reference:       ASX Append 4D.1, ASX listing Rules 4.2A.3

Mission New Energy Limited

ABN: 63 117 065 719

Results for Announcement To The Market

For the Half Year Ended 31 December 2014

Revenue and Net Profit/ (Loss)

			Percentage	Amount
			Change (%)	$’000

ASX Append 4D 2.1	Revenue from ordinary activities	down	93	688,222

ASX Append 4D 2.2	Profit/ (loss) from ordinary activities after
	tax attributable to members	up	672	28,533,196

ASX Append $D 2.3	Net profit/ (loss) attributable to members	up	672	28,533,196

Dividends (Distributions)

		Amount per	Franked
		Security	Security amount per

ASX Append 4D 2.4	Final dividend	Nil	Nil
ASX Append 4D 2.4	Interim dividend	Nil	Nil
ASX Append 4D 2.5	Record date for determining entitlements to the dividend:	N/A	N/A

Brief explanation of Revenue, Net Profit/ (Loss) and Dividends (Distributions)

ASX Append 4D 2.6

The profit for the period is primarily driven by the reversal of previous impairments of Property Plant and Equipment upon the sale of the Groups 250,000 tpa refinery. Proceeds from the sale will be utilized for convertible note settlement (US$12 million), re-investment into the new joint venture company holding the 250,000 tpa refinery, comply with a consent order recorded by the high court of Malaysia, settle secured inter company loans, other contractual deposits as part of the sale agreement and the balance is to be used for general working capital purposes.

Mission New Energy Limited

ABN 63 117 065 719

___________________________________________________________________

Additional Disclosures

Required for Appendix 4D

Source Reference
	1.	Net Tangible Assets per Security
			31.12.2014 $ per share	31.12.2013 $ per share
ASX Append 4D.3		Net tangible assets per security	0.52	(0.83)

	2.	Details Relating to Dividends (Distributions)

ASX Append 4D.5		The company did not declare a dividend during the financial period and has not declared a dividend since the end of the financial period.
Source Reference
	3.	Information on Audit or Review
ASX Append 4D.9		This half year report is based on accounts to which one of the following applies.
		The accounts have been audited	X The accounts have been subject to review
		The accounts are in the process of being audited or subject to review	The accounts have not yet been audited or reviewed

ASX Append 4D.9		Description of likely dispute or qualification if the accounts have not yet been audited or subjected to review or are in the process of being audited or subjected to review.
Not applicable

ASX Append 4D.9		Description of dispute or qualification if the accounts have been audited or subjected to review.
Not applicable